Filed pursuant to Rule 433
April 19, 2007

Relating to
Preliminary Prospectus Supplement dated April 18, 2007 to
Prospectus dated January 25, 2006
Registration Statement Nos. 333-131266 and 333-131266-03

Morgan Stanley Capital Trust VIII
6.45% Capital Securities
guaranteed by

Issuer:	Morgan Stanley Capital Trust VIII

Guarantor of the Capital Securities and Issuer of the Junior Subordinated Debentures to be Purchased by the Issuer:	Morgan Stanley

Designation of the Series of Capital Securities:	6.45% Capital Securities

CUSIP:	61753R200

Aggregate Number of Firm Capital Securities:	30,000,000

Aggregate Number of Capital Securities (if Underwriters’ over-allotment option is exercised in full):	33,000,000

Aggregate Liquidation Amount of Firm Capital Securities:	$750,000,000

Aggregate Liquidation Amount of Capital Securities (if Underwriters’ over-allotment option is exercised in full):	$825,000,000

Liquidation Amount per Capital Security:	$25

Aggregate Principal Amount of Firm Junior Subordinated Debentures to be Purchased by the Issuer underlying Capital Securities:	$750,000,000

Aggregate Principal Amount of Junior Subordinated Debentures to be Purchased by the Issuer underlying Capital Securities (if Underwriters’ over-allotment option is exercised in full):	$825,000,000

Purchase Price:	$25 per Capital Security, plus accumulated distributions, if any, from April 26, 2007 to the date of payment and delivery

Issue Price (Price to Public):	$25

Proceeds to Issuer (assuming no exercise of over-allotment option):	$750,000,000

Net Proceeds to Guarantor (assuming no exercise of over-allotment option):	$726,375,000

Form:	Book-entry only (DTC)

Scheduled Redemption Date:	January 15, 2046

Mandatory Redemption Date of Capital Securities and Final Maturity Date of Junior Subordinated Debentures:	April 15, 2067

Trade Date:	April 19, 2007

Original Issue Date (Settlement):	April 26, 2007

Accrual Date for Distributions on Capital Securities and Interest on Junior Subordinated Debentures:	April 26, 2007

Annual Distribution Rate of the Capital Securities:	6.45% of the Liquidation Amount ($1.6125 per Capital Security)

Annual Interest Rate on the Junior Subordinated Debentures:	6.45%

Deferral Provisions:
Interest on the Junior Subordinated Debentures and distributions on the Capital Securities will be deferrable as described in the Preliminary Prospectus Supplement dated April 18, 2007 relating to the offering of the Capital Securities (the “Preliminary Prospectus Supplement”)

Annual Rate at which Deferred Interest and Deferred Distributions will Accumulate:	6.45%

Distribution Payment Period:	Quarterly

Distribution Payment Dates:	Each January 15, April 15, July 15 and October 15, commencing July 15, 2007

Specified Currency:	U.S. Dollars

Denominations:	$25 and integral multiples thereof

Redemption of Junior Subordinated
Debentures and Capital Securities:
When Morgan Stanley repays or redeems the Junior Subordinated Debentures, whether at the Scheduled Redemption Date, the Final Maturity Date or upon earlier redemption, the property trustee will apply the proceeds from the repayment or redemption to redeem Capital Securities and common securities having an aggregate liquidation amount equal to that portion of the principal amount of Junior Subordinated Debentures being repaid or redeemed.

Subject to obtaining any then required regulatory approval, Morgan Stanley may only redeem the Junior Subordinated Debentures: (a) on or after July 15, 2012, in whole or in part, on one or more occasions, at any time; (b) before July 15, 2012, in whole only, if adverse changes in tax or investment company law occur and are continuing; and (c) before July 15, 2012, in whole or in part, upon adverse changes in the policies or rules and regulations relating to capital treatment of the Securities and Exchange Commission or of any applicable regulatory body or governmental authority, in each case at 100% of the principal amount of the Junior Subordinated Debentures to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

In addition, subject to obtaining any then required regulatory approval, Morgan Stanley may redeem the Junior Subordinated Debentures at the early redemption price (defined below) on any date (such date, the “early redemption date”) before July 15, 2012, in whole or in part, upon the determination by Morgan Stanley of a change by any nationally recognized statistical rating organization (as described in the Preliminary Prospectus Supplement) that currently publishes a rating for Morgan Stanley (a “rating agency”) in the equity credit criteria for securities such as the Capital Securities or the Junior Subordinated Debentures resulting in a lower equity credit to Morgan Stanley than the equity credit assigned by such rating agency to the Capital Securities or the Junior Subordinated Debentures at their issue date (such right to redeem, the “rating agency call”).

“Early redemption price” means, with respect to any Junior Subordinated Debentures to be redeemed in accordance with the rating agency call, the greater of (1) 100% of the principal amount of the Junior Subordinated Debentures to be redeemed, and (2) the sum of the present values of the remaining scheduled payments of principal (discounted from July 15, 2012) and interest that would have been payable to and including July 15, 2012 (discounted from their respective interest payment dates) on the Junior Subordinated Debentures to be redeemed (not including any portion of such payments of interest accrued to the early redemption date) to the early redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 50 basis points, as calculated by the premium calculation agent; plus, in either case (1) or (2), accrued and unpaid interest on the principal amount being redeemed to the early redemption date.

For purposes of the definition of “treasury rate,” “comparable treasury issue” means the U.S. Treasury security selected by the premium calculation agent as having a maturity comparable to the term remaining from the early redemption date to July 15, 2012 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable term.

Sole Structuring Agent and Sole Bookrunner:	Morgan Stanley & Co. Incorporated

Senior Co-Managers:	Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Wachovia Capital Markets, LLC

Junior Co-Managers:	A.G. Edwards & Sons, Inc., Banc of America Securities LLC, RBC Dain Rauscher Inc., SunTrust Capital Markets, Inc. and Wells Fargo Securities, LLC

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the guarantor any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors).

Preliminary Prospectus Supplement Dated April 18, 2007

Prospectus Dated January 25, 2006